Exhibit 99.1

TELUS CORPORATION

 CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2014

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2014	2013
OPERATING REVENUES
Service		$2,702	$2,582
Equipment		172	161
		2,874	2,743
Other operating income	6	21	13
		2,895	2,756
OPERATING EXPENSES
Goods and services purchased		1,222	1,154
Employee benefits expense	7	596	568
Depreciation		346	347
Amortization of intangible assets		117	104
		2,281	2,173
OPERATING INCOME		614	583
Financing costs	8	102	96
INCOME BEFORE INCOME TAXES		512	487
Income taxes	9	135	125
NET INCOME		377	362
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		3	2
Foreign currency translation adjustment arising from translating financial statements of foreign operations		7	2
Change in unrealized fair value of available-for-sale financial assets		(4)	(1)
		6	3
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements		162	168
		168	171
COMPREHENSIVE INCOME		$545	$533
NET INCOME PER EQUITY SHARE	11
Basic		$0.61	$0.56
Diluted		$0.60	$0.55
DIVIDENDS DECLARED PER EQUITY SHARE	12	$0.36	$0.32
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING
Basic		622	653
Diluted		624	656

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and temporary investments, net		$52	$336
Accounts receivable	25(a)	1,426	1,461
Income and other taxes receivable		41	32
Inventories	25(a)	300	326
Prepaid expenses		269	168
Current derivative assets	4(e)	16	6
		2,104	2,329
Non-current assets
Property, plant and equipment, net	16	8,496	8,428
Intangible assets, net	17	6,546	6,531
700 MHz spectrum licences deposits	17(a)	229	—
Goodwill, net	17	3,750	3,737
Real estate joint ventures	18	12	11
Other long-term assets	25(a)	763	530
		19,796	19,237
		$21,900	$21,566

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$100	$400
Accounts payable and accrued liabilities	25(a)	1,634	1,735
Income and other taxes payable		3	102
Dividends payable	12	224	222
Advance billings and customer deposits	25(a)	745	729
Provisions	20	85	110
Current maturities of long-term debt	21	626	—
Current derivative liabilities	4(e)	1	1
		3,418	3,299
Non-current liabilities
Provisions	20	223	219
Long-term debt	21	7,494	7,493
Other long-term liabilities	25(a)	616	649
Deferred income taxes		1,973	1,891
		10,306	10,252
Liabilities		13,724	13,551
Owners’ equity
Common equity	22	8,176	8,015
		$21,900	$21,566

Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Equity share capital (Note22)						Accumulated
		Common Shares		Non-Voting Shares(1)				other
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total
Balance as at January 1, 2013		349,821,092	$2,219	302,104,972	$3,360	$163	$1,904	$40	$7,686
Net income		—	—	—	—	—	362	—	362
Other comprehensive income	10	—	—	—	—	—	168	3	171
Dividends	12	—	—	—	—	—	(209)	—	(209)
Share option award expense	13(a)	—	—	—	—	2	—	—	2
Shares issued pursuant to cash exercise of share options	13(b)	—	—	200	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	1,603,442	10	152,160	2	(12)	—	—	—
Shareholder-approved and court-approved exchange of shares		302,257,332	3,362	(302,257,332)	(3,362)	—	—	—	—
Costs related to share transactions		—	(17)	—	—	—	—	—	(17)
Balance as at March 31, 2013		653,681,866	$5,574	—	$—	$153	$2,225	$43	$7,995
Balance as at January 1, 2014		623,432,398	$5,296			$149	$2,539	$31	$8,015
Net income		—	—			—	377	—	377
Other comprehensive income	10	—	—			—	162	6	168
Dividends	12	—	—			—	(224)	—	(224)
Share option award expense	13(a)	—	—			1	—	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	734,015	7			(7)	—	—	—
Normal course issuer bid purchase of Common Shares	22(b)	(4,312,200)	(37)			—	(124)	—	(161)
Liability for automatic share purchase plan commitment pursuant to the 2014 normal course issuer bid for Common Shares	22(b)
Reversal of opening liability		—	18			—	57	—	75
Recognition of closing liability		—	(16)			—	(59)	—	(75)
Balance as at March 31, 2014		619,854,213	$5,268			$143	$2,728	$37	$8,176

(1)         At our annual and special meeting held May 9, 2013, our shareholders approved the elimination of the Non-Voting Shares from our authorized share structure and the elimination of all references to Non-Voting Shares from our Articles.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2014	2013
OPERATING ACTIVITIES
Net income		$377	$362
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		463	451
Deferred income taxes	9	19	(20)
Share-based compensation expense	13(a)	16	12
Net employee defined benefit plans expense	14(a)	22	26
Employer contributions to employee defined benefit plans		(29)	(36)
Other		(22)	(4)
Net change in non-cash operating working capital	25(b)	(248)	(62)
Cash provided by operating activities		598	729
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(548)	(502)
Cash payments for 700 MHz spectrum licences deposits	17(a)	(229)	—
Cash payments for acquisitions and related investments	25(b)	(37)	(26)
Real estate joint ventures advances and contributions	18(c)	(14)	(4)
Proceeds on dispositions		5	—
Other		(4)	(4)
Cash used by investing activities		(827)	(536)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	25(b)	(222)	(208)
Purchase of Common Shares for cancellation	22(b), 25(b)	(159)	—
Issuance and repayment of short-term borrowings	19	(300)	3
Long-term debt issued	21	761	580
Redemptions and repayment of long-term debt	21	(135)	(651)
Other		—	(2)
Cash used by financing activities		(55)	(278)
CASH POSITION
Decrease in cash and temporary investments, net		(284)	(85)
Cash and temporary investments, net, beginning of period		336	107
Cash and temporary investments, net, end of period		$52	$22
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(61)	$(58)
Interest received		$1	$1
Income taxes paid, net		$(224)	$(148)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2014

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; and certain healthcare solutions.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to condensed interim consolidated financial statements		Page	Description
General application
1.	Condensed interim consolidated financial statements	7	Summary explanation of basis of presentation of condensed interim consolidated financial statements
2.	Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will or may affect us
3.	Capital structure financial policies	8	Summary review of our objectives, policies and processes for managing our capital structure
4.	Financial instruments	10	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5.	Segmented information	15	Summary disclosure of segmented information regularly reported to our chief operating decision-maker
6.	Other operating income	16	Summary schedule of items comprising Other operating income
7.	Employee benefits expense	16	Summary schedule of employee benefits expense
8.	Financing costs	17	Summary schedule of items comprising financing costs
9.	Income taxes	17	Summary schedule of income tax expense and reconciliations of statutory rate income tax expense to income tax expense
10.	Other comprehensive income	18	Details of other comprehensive income and accumulated amounts
11.	Per share amounts	18	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12.	Dividends per share	18	Summary schedule of dividends declared
13.	Share-based compensation	19	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14.	Employee future benefits	21	Summary schedules and review of employee future benefits
15.	Restructuring and other like costs	22	Summary schedules and review of restructuring and other like costs

notes to condensed interim consolidated financial statements	(unaudited)

Notes to condensed interim consolidated financial statements		Page	Description
Consolidated financial position focused
16.	Property, plant and equipment	23	Summary schedule of items comprising property, plant and equipment
17.	Intangible assets and goodwill	24	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose
18.	Real estate joint ventures	27	Summary review of real estate joint ventures and related disclosures
19.	Short-term borrowings	29	Review of short-term borrowings and related disclosures
20.	Provisions	29	Summary schedules and review of items comprising provisions
21.	Long-term debt	30	Summary schedule of long-term debt and related disclosures
22.	Equity share capital	32	Review of authorized share capital
23.	Commitments and contingent liabilities	33	Summary review of contingent liabilities, claims and lawsuits
Other
24.	Related party transactions	34	Summary schedules, including review of transactions with key management personnel
25.	Additional financial information	36	Summary schedules of items comprising certain primary financial statement line items

1                 condensed interim consolidated financial statements

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Further, our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2013, other than as set out in Note 2(a). The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles; our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the three-month period ended March 31, 2014, were authorized by our Board of Directors for issue on May 8, 2014.

2                 accounting policy developments

(a)         Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The following standards are required to be applied for periods beginning on or after January 1, 2014, and, unless otherwise indicated, their effect(s) on our financial performance were not material:

•                  IAS 32, Financial Instruments (amended 2011).

•                  IFRIC 21, Levies.

(b)         Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standard and are currently determining which date we will select for initial compliance if earlier than the required

notes to condensed interim consolidated financial statements	(unaudited)

compliance date. IFRS 9, Financial Instruments, no longer has a required compliance date as the International Accounting Standards Board decided that the previous mandatory effective date of January 1, 2015, would not allow sufficient time for entities to prepare to apply the new standard because the impairment phase of the IFRS 9 project has not yet been completed. Accordingly, the International Accounting Standards Board decided that a new date should be decided upon when the entire IFRS 9 project is closer to completion.

(c)          Revenue from contracts with customers

The International Accounting Standards Board and the Financial Accounting Standards Board of the United States have been working on a joint project to clarify the principles for the recognition of revenue and to develop a common revenue standard. In June 2010, an exposure draft was issued and in November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals contained within the revised exposure draft.

If the finalized standard, the promulgation of which is currently awaited, were to largely reflect the draft proposals, its effects and the materiality of those effects would vary by industry and entity. If the finalized standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, we, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of acquisition and contract fulfillment costs.

The revenue recognition timing effects would be most pronounced in our Wireless segment results. Although the measurement of the total revenue recognized over the life of a Wireless contract would be largely unaffected by the draft proposals, the prohibition of the use of the limitation cap methodology would accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during periods of increases in the number of Wireless subscriber connections, assuming comparable contract-lifetime per unit cash inflows, revenue growth would appear greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions which include the initial provision of subsidized hardware would be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs would be unaffected by the draft proposals. The draft proposals, which would affect both our Wireless and Wireline segments, would result in such costs being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of increases in the number of customer connections, assuming comparable per unit costs of acquisition and contract fulfillment, profitability measures would appear greater than under the current practice of immediate expensing of such costs.

3                 capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization — excluding restructuring and other like costs (EBITDA* — excluding restructuring and other like costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other like costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt, EBITDA — excluding restructuring and other like costs and adjusted net earnings are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The

* EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

calculation of these measures is as set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per equity share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The reported dividend payout ratio of adjusted net earnings differs in that it excludes: long-term debt prepayment premium; income tax-related adjustments; TELUS Garden condominium tower effects; and the ongoing impacts of share options with the net-cash settlement feature.

During 2014, our strategy, which was unchanged from 2013, included maintaining the financial measures set out in the table below. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A- or the equivalent, provide reasonable access to capital.

As at, or 12-month periods ended, March 31 ($ in millions)	Measure	2014	2013
Components of debt and coverage ratios
Net debt(1)		$8,202	$6,595
EBITDA — excluding restructuring and other like costs(2)		$4,156	$3,958
Net interest cost(3)		$388	$340
Debt ratio
Net debt to EBITDA — excluding restructuring and other like costs	1.50 – 2.00(4)	1.97	1.67
Coverage ratios
Earnings coverage(5)		5.4	5.8
EBITDA — excluding restructuring and other like costs interest coverage(6)		10.7	11.6
Other measures
Dividend payout ratio of adjusted net earnings(7)		69%	68%
Dividend payout ratio	65%–75%(8)	68%	67%

(1)         Net debt is calculated as follows:

	2014	2013
Long-term debt (Note 21)	$8,120	$6,187
Debt issuance costs netted against long-term debt	34	25
Cash and temporary investments, net	(52)	(22)
Short-term borrowings	100	405
Net debt	$8,202	$6,595

(2)         EBITDA — excluding restructuring and other like costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other like costs affecting EBITDA (Note 15)	EBITDA — excluding restructuring and other like costs
Add
Three-month period ended March 31, 2014	$1,077	$8	$1,085
Year ended December 31, 2013	4,018	98	4,116
Deduct
Three-month period ended March 31, 2013	(1,034)	(11)	(1,045)
12-month period currently ended	$4,061	$95	$4,156

(3)         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)         Our long-term policy guideline for the debt ratio is from 1.50 — 2.00 times. This debt ratio is substantially similar to the leverage ratio covenant in our credit facilities which state that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 21(d)).

(5)         Earnings coverage is defined as net income before borrowing costs expense and income tax expense, divided by the expense for borrowing costs (interest on long-term debt; interest on short-term borrowings and other; and long-term debt prepayment premium).

(6)         EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA — excluding restructuring and other like costs divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

(7)         Adjusted net earnings attributable to equity shares is calculated as follows:

	2014	2013
Net income	$1,309	$1,247
Long-term debt prepayment premium, after income tax	17	—
Income tax-related adjustments	8	(7)
After income tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	—	(7)
Impacts of share options with the net-cash settlement feature, net of income taxes	—	(2)
Adjusted net earnings attributable to equity shares	$1,334	$1,231

notes to condensed interim consolidated financial statements	(unaudited)

(8)         Our target guideline for the dividend payout ratio is 65%—75% of sustainable earnings on a prospective basis.

Net debt to EBITDA — excluding restructuring and other like costs was 2.0 times at March 31, 2014, up from 1.7 times one year earlier, as the increase in net debt was partly offset by growth in EBITDA — excluding restructuring and other like costs. The earnings coverage ratio for the twelve-month period ended March 31, 2014, was 5.4 times, down from 5.8 times one year earlier due to higher borrowing costs (including the long-term debt prepayment premium). The EBITDA — excluding restructuring and other like costs interest coverage ratio for the twelve-month period ended March 31, 2014, was 10.7 times, down from 11.6 times one year earlier; higher net interest expenses decreased the ratio by 1.5, while higher EBITDA — excluding restructuring and other like costs increased the ratio by 0.6.

4                 financial instruments

(a)         Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	March 31, 2014	December 31, 2013
Cash and temporary investments, net	$52	$336
Accounts receivable	1,426	1,461
Derivative assets	24	15
	$1,502	$1,812

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the consolidated statements of financial position. As at March 31, 2014, the weighted average life of customer accounts receivable was 28 days (December 31, 2013 — 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (December 31, 2013 — 63 days). Late payment charges are levied, at an industry-based market rate, on outstanding non-current customer account balances.

As at (millions)	Note	March 31, 2014	December 31, 2013
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date		$827	$852
30-60 days past billing date		198	204
61-90 days past billing date		55	63
Greater than 90 days past billing date		69	53
		$1,149	$1,172
Customer accounts receivable	25(a)	$1,190	$1,212
Allowance for doubtful accounts		(41)	(40)
		$1,149	$1,172

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2014	2013
Balance, beginning of period	$40	$44
Additions (doubtful accounts expense)	11	11
Net use	(10)	(13)
Balance, end of period	$41	$42

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)         Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•                  maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries;

•                  maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•                  the sales of trade receivables to an arm’s-length securitization trust (Note 19);

•                  maintaining a commercial paper program (Note 21(c));

•                  continuously monitoring forecast and actual cash flows; and

•                  managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 21(e). As at March 31, 2014, we could offer $2.2 billion (December 31, 2013 — $2.2 billion) of debt or equity securities pursuant to the shelf prospectus in effect until December 2015. Subsequent to March 31, 2014, we issued in aggregate $1 billion by way of Series CO Notes and the Series CP Notes, discussed further in Note 21(b) and thus we can offer $1.2 billion of debt or equity securities as at May 8, 2014, pursuant to the shelf prospectus in effect until December 2015. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment	Currency swap agreement amounts to be exchanged
As at March 31, 2014 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18)(2)	(Receive)	Pay	Total
2014
Second quarter	$899	$—	$750	$130	$(112)	$110	$1,777
Balance of year	480	1	191	—	(239)	236	669
2015	96	2	988	—	(19)	19	1,086
2016	5	102	922	—	—	—	1,029
2017	4	—	994	—	—	—	998
2018	4	—	276	—	—	—	280
Thereafter	7	—	7,505	—	—	—	7,512
Total	$1,495	$105	$11,626	$130	$(370)	$365	$13,351

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at March 31, 2014.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2015.

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative
	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment	Currency swap agreement amounts to be exchanged
As at December 31, 2013 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18)(2)	(Receive)	Pay	Total
2014
First quarter	$1,116	$2	$60	$156	$(72)	$70	$1,332
Balance of year	525	403	313	—	(127)	124	1,238
2015	49	—	988	—	—	—	1,037
2016	5	—	922	—	—	—	927
2017	4	—	994	—	—	—	998
2018	2	—	276	—	—	—	278
Thereafter	5	—	7,505	—	—	—	7,510
Total	$1,706	$405	$11,058	$156	$(199)	$194	$13,320

(1)         Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2013.

(2)         The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2015.

(c)          Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the three-month periods ended March 31, 2014 and 2013, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis is based upon a hypothetical change having been applied to all relevant condensed interim consolidated statement of income and other comprehensive income transactions in the reporting period. (This differs from the sensitivity analysis in (d), which isolates the statement of financial position date hypothetical effects.) Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

	Net income and comprehensive income		Capital expenditures
Three-month periods ended March 31 (increase (decrease) in millions)	2014	2013	2014	2013
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$3	$17	$(7)	$(6)
Canadian dollar depreciates	$(3)	$(17)	$7	$6

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of 10 years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(d)         Market risk

Net income and other comprehensive income for the three-month periods ended March 31, 2014 and 2013, could have varied if the Canadian dollar: U.S. dollar exchange rates and our equity shares’ prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (c)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

notes to condensed interim consolidated financial statements	(unaudited)

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Three-month periods ended March 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2014	2013	2014	2013	2014	2013
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(18)	$(9)	$(7)	$(5)	$(25)	$(14)
Canadian dollar depreciates	$13	$9	$7	$5	$20	$14

25%(2) change in equity share price(3)
Price increases	$(5)	$(7)	$22	$19	$17	$12
Price decreases	$5	$7	$(22)	$(19)	$(17)	$(12)

(1)         These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the equity share price.

(2)         To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology, the volatility of our Common Share price as at March 31, 2014, was 13.3% (2013 — 18.6%); reflecting the three-month data period ended March 31, 2014, the volatility was 10.1% (2013 — 9.2%).

(3)         The hypothetical effects of changes in the prices of our equity shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(e)          Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of short-term investments, if any, equal their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair value of our investments accounted for as available-for-sale is based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

notes to condensed interim consolidated financial statements	(unaudited)

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2014	Dec. 31, 2013
Assets
Foreign exchange derivatives	$5	$5	$—	$—	$5	$5	$—	$—
Share-based compensation derivatives	19	10	—	—	19	10	—	—
Available-for-sale portfolio investments	25	30	6	11	19	19	—	—
	$49	$45	$6	$11	$43	$34	$—	$—
Liabilities
Foreign exchange derivatives	$1	$1	$—	$—	$1	$1	$—	$—

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

	March 31, 2014				December 31, 2013
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying amount	Notional amount	Fair value and carrying amount
Current Assets(1)
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(2)	2015	$208	$3	$104	$3
Currency risks arising from U.S. dollar denominated purchases	HFH(3)	2014	$31	2	$57	2
Currency risks arising from Euro denominated purchases	HFT(2)	2014	$—	—	$1	—
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2015	$35	11	$4	1
				$16		$6
Other Long-Term Assets(1)
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(3)	2016	$125	$8	$88	$9
Current Liabilities(1)
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(2)	2014	$16	$—	$—	$—
Currency risks arising from U.S. dollar denominated purchases	HFH(3)	2014	$68	—	$—	—
Currency risks arising from U.S. dollar revenues	HFT(2)	2015	$41	1	$32	1
				$1		$1

(1)         Derivative financial assets and liabilities are not set off.

(2)         Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)         Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	March 31, 2014		December 31, 2013
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$8,120	$8,733	$7,493	$7,935

notes to condensed interim consolidated financial statements	(unaudited)

(f)           Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items and their location within the condensed interim consolidated statements of income and other comprehensive income; There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain recognized in other comprehensive income		Gain reclassified from other comprehensive income to income (effective portion) (Note10)
	(effective portion) (Note 10)			Amount
Three-month periods ended March 31 (millions)	2014	2013	Location	2014	2013
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$1	$1	Goods and services purchased	$1	$—
Changes in share-based compensation costs (Note 13(c))	10	5	Employee benefits expense	5	4
	$11	$6		$6	$4

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the condensed interim consolidated statements of income and other comprehensive income.

		Gain recognized in income on derivatives
Three-month periods ended March 31 (millions)	Location	2014	2013
Derivatives used to manage currency risks	Financing costs	$2	$1

5                 segmented information

General

The operating segments that are regularly reported to our Chief Executive Officer (our chief operating decision-maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. The Wireless segment includes voice, data and equipment sales. The Wireline segment includes data (which includes Internet protocol; television; hosting, managed information technology and cloud-based services; and certain healthcare solutions), voice local, voice long distance, and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The following segmented information is regularly reported to our chief operating decision-maker.

notes to condensed interim consolidated financial statements	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
March 31 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$1,555	$1,472	$1,340	$1,284	$—	$—	$2,895	$2,756
Intersegment revenue	13	12	41	41	(54)	(53)	—	—
	$1,568	$1,484	$1,381	$1,325	$(54)	$(53)	$2,895	$2,756
EBITDA(1)	$690	$666	$387	$368	$—	$—	$1,077	$1,034
CAPEX, excluding spectrum licences(2)	$165	$134	$331	$333	$—	$—	$496	$467
EBITDA less CAPEX, excluding spectrum licences	$525	$532	$56	$35	$—	$—	$581	$567
					Operating revenues (above)		$2,895	$2,756
					Goods and services purchased		1,222	1,154
					Employee benefits expense		596	568
					EBITDA (above)		1,077	1,034
					Depreciation		346	347
					Amortization		117	104
					Operating income		614	583
					Financing costs		102	96
					Income before income taxes		$512	$487

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX); see Note 25(b) for a reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the condensed interim consolidated statement of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location of where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

6                 other operating income

		Three months
Periods ended March 31 (millions)	Note	2014	2013
Government assistance, including deferral account amortization		$15	$13
Interest income	18(c)	1	—
Gain on disposal of assets and other		5	—
		$21	$13

7                 employee benefits expense

		Three months
Periods ended March 31 (millions)	Note	2014	2013
Employee benefits expense — gross
Wages and salaries		$579	$551
Share-based compensation	13	26	23
Pensions — defined benefit	14(a)	22	26
Pensions — defined contribution	14(b)	23	19
Restructuring costs	15(b)	8	10
Other		41	35
		699	664
Capitalized internal labour costs
Property, plant and equipment		(70)	(67)
Intangible assets subject to amortization		(33)	(29)
		(103)	(96)
		$596	$568

notes to condensed interim consolidated financial statements	(unaudited)

8                 financing costs

		Three months
Periods ended March 31 (millions)	Note	2014	2013
Interest expense(1)
Interest on long-term debt		$97	$85
Interest on short-term borrowings and other		3	2
Interest accretion on provisions	20	2	2
		102	89
Employee defined benefit plans net interest	14(a)	1	13
Foreign exchange		—	(2)
		103	100
Interest income
Interest on income tax refunds		—	(4)
Other		(1)	—
		(1)	(4)
		$102	$96

(1)         No financing costs were capitalized to property, plant, equipment and/or intangible assets during the three-month periods ended March 31, 2014 and 2013.

9                 income taxes

	Three months
Periods ended March 31 (millions)	2014	2013
Current income tax expense (recovery)
For current reporting period	$116	$147
Consequential adjustments from reassessment of prior year income tax issues	—	(2)
	116	145
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	19	(21)
Consequential adjustments from reassessment of prior year income tax issues	—	1
	19	(20)
	$135	$125

In 2014, we revised our interim reporting period estimation and presentation of current income tax expense, such impact being $222 million for the three-month period ended March 31, 2014, with an equal and offsetting amount in deferred income tax expense. In respect of the three-month period ended March 31, 2013, $292 million has been reclassified from current income tax expense to deferred income tax expense to conform with the presentation adopted in the current year.

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2014		2013
Basic blended income tax at weighted average statutory income tax rates	$134	26.2%	$125	25.7%
Income tax rate differential on, and consequential adjustments from, reassessment of prior year income tax issues	—		(1)
Other	1		1
Income tax expense per condensed interim consolidated statements of income and other comprehensive income	$135	26.3%	$125	25.7%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

	Three months
Periods ended March 31	2014	2013
Basic federal rate	14.7%	14.7%
Weighted average provincial rate	10.8	10.4
Non-Canadian jurisdictions	0.7	0.6
	26.2%	25.7%

notes to condensed interim consolidated financial statements	(unaudited)

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(f))			Cumulative	Change in unrealized fair
(millions)	Gains arising	Prior period (gains) transferred to net income	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comp. income	Employee defined benefit plan re-measurements	Other comp. income
THREE-MONTH PERIODS ENDED MARCH 31
Accumulated balance as at January 1, 2013			$3	$4	$33	$40
Other comprehensive income (loss)
Amount arising	$6	$(4)	2	2	(1)	3	$225	$228
Income taxes	$1	$(1)	—	—	—	—	57	57
Net			2	2	(1)	3	$168	$171
Accumulated balance as at March 31, 2013			$5	$6	$32	$43
Accumulated balance as at January 1, 2014			$3	$8	$20	$31
Other comprehensive income (loss)
Amount arising	$11	$(6)	5	7	(5)	7	$219	$226
Income taxes	$3	$(1)	2	—	(1)	1	57	58
Net			3	7	(4)	6	$162	$168
Accumulated balance as at March 31, 2014			$6	$15	$16	$37

As at March 31, 2014, our estimate of the net amount of existing gains arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $4 million.

11          per share amounts

Basic net income per equity share is calculated by dividing net income by the total weighted average number of equity shares outstanding during the period. Diluted net income per equity share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equalled diluted net income for all periods presented.

	Three months
Periods ended March 31 (millions)	2014	2013
Basic total weighted average number of equity shares outstanding	622	653
Effect of dilutive securities
Share option awards	2	3
Diluted total weighted average number of equity shares outstanding	624	656

For the three-month periods ended March 31, 2014 and 2013, no outstanding share option awards were excluded in the computation of diluted net income per equity share.

12          dividends per share

Three-month periods ended March 31 (millions except per	2014				2013
share amounts)	Declared		Paid to		Declared		Paid to
Equity share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 11, 2014	$0.36	Apr. 1, 2014	$224	Mar. 11, 2013	$0.32	Apr. 1, 2013	$209

notes to condensed interim consolidated financial statements	(unaudited)

On May 7, 2014, the Board of Directors declared a quarterly dividend of $0.38 per share on our issued and outstanding Common Shares payable on July 2, 2014, to holders of record at the close of business on June 10, 2014. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on June 10, 2014.

Reinvestment of dividends

We may, at our discretion, offer the equity shares at a discount of up to 5% from the market price. We opted to have the trustee acquire the equity shares in the stock market with no discount offered. In respect of equity share dividends declared during the three-month period ended March 31, 2014, $10 million (2013 — $15 million) was to be reinvested in equity shares.

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the condensed interim consolidated statements of income and other comprehensive income as employee benefits expense and in the condensed interim consolidated statements of cash flows are the following share-based compensation amounts:

	2014			2013
Three-month periods ended March 31 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$1	$—	$1	$2	$—	$2
Restricted stock units(1)	16	(1)	15	12	(2)	10
Employee share purchase plan	9	(9)	—	9	(9)	—
	$26	$(10)	$16	$23	$(11)	$12

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(f)).

For the three-month period ended March 31, 2014, the associated operating cash outflows in respect of restricted stock units are net of cash inflows arising from the cash-settled equity swap agreements of $2 million (2013 — $NIL). For the three-month period ended March 31, 2014, the income tax benefit arising from share-based compensation was $7 million (2013 — $5 million).

(b)         Share option awards

The following table presents a summary of the activity related to our share option plan.

	Three months
Period ended March 31, 2014	Number of share options	Weighted average share option price
Outstanding, beginning of period	8,101,853	$23.03
Exercised(1)	(1,955,561)	$22.93
Forfeited	(27,824)	$26.47
Expired	(71,212)	$28.31
Outstanding, end of period	6,047,256	$22.99

(1)         The total intrinsic value of share option awards exercised for the three-month period ended March 31, 2014, was $31 million (reflecting a weighted average price at the dates of exercise of $38.74 per share). The difference between the number of share options exercised and the number of shares issued (as reflected in the condensed interim consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

The following is a life and exercise price stratification of our share options outstanding, all of which are for Common Shares, as at March 31, 2014.

notes to condensed interim consolidated financial statements	(unaudited)

						Options exercisable
Options outstanding						Number of	Weighted average
Range of option prices					Total	shares	price
Low	$14.91	$20.78	$25.01	$30.15	$14.91
High	$19.84	$24.63	$29.48	$32.32	$32.32
Year of expiry and number of shares
2014	—	1,460	3,570	14,080	19,110	19,110	$30.29
2015	1,630	798,386	—	—	800,016	800,016	$21.95
2016	679,058	—	—	—	679,058	679,058	$15.32
2017	1,028,877	60,430	—	—	1,089,307	1,078,567	$16.64
2018	—	1,404,401	93,650	—	1,498,051	1,381,091	$23.23
2019	—	—	1,945,224	16,490	1,961,714	—	$—
	1,709,565	2,264,677	2,042,444	30,570	6,047,256	3,957,842
Weighted average remaining contractual life (years)	2.5	2.8	5.1	3.0	3.5
Weighted average price	$15.97	$22.75	$28.99	$31.97	$22.99
Aggregate intrinsic value(1) (millions)	$40	$38	$22	$—	$100

Options exercisable
Number of shares	1,709,565	2,230,627	3,570	14,080	3,957,842
Weighted average remaining contractual life (years)	2.5	2.8	0.5	0.2	2.7
Weighted average price	$15.97	$22.74	$25.86	$32.31	$19.85
Aggregate intrinsic value(1) (millions)	$40	$38	$—	$—	$78

(1)         The aggregate intrinsic value is calculated based on the March 31, 2014, price of $39.63 per Common Share.

(c)          Restricted stock units

General

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would have arisen thereon had it been an issued and outstanding equity share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units generally become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

A notional subset of our restricted stock units (March 31, 2014 — 65,886; December 31, 2013 — NIL) largely have the same features as our general restricted stock units, but have a variable payout (0% - 200%) depending upon achievement of a total customers connections performance element. The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance element equals the fair market value of the corresponding shares at the grant date and thus the notional subset has been included with the presentation of our general restricted stock units.

The following table presents a summary of the activity related to our restricted stock units (including the notional subset affected by the total customer connections performance element).

	Three months
	Number of restricted stock units(1)		Weighted average grant-date
Period ended March 31, 2014	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	3,833,297	—	$32.73
Vested	—	18,759	$32.47
Issued
Initial award	1,856,756	—	$38.77
In lieu of dividends	49,837	81	$40.35
Vested	(76,476)	76,476	$29.46
Settled in cash	—	(77,490)	$30.17
Forfeited and cancelled	(23,121)	—	$32.79
Outstanding, end of period
Non-vested	5,640,293	—	$34.78
Vested	—	17,826	$29.55

(1)         Excluding the notional subset of restricted stock units affected by the total shareholder return performance element.

notes to condensed interim consolidated financial statements	(unaudited)

Hedging activity

With respect to certain issuances of restricted stock units we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units (excluding the notional subset of restricted stock units affected by the total shareholder return performance element) outstanding as at March 31, 2014, is set out in the following table.

Vesting in years ending December 31	Number of fixed-cost restricted stock units	Our fixed cost per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
2014	139,000	$37.58	203,226	342,226
2015	2,711,000	$34.76	921,804	3,632,804
2016	1,572,000	$40.80	93,263	1,665,263
	4,422,000		1,218,293	5,640,293

Total shareholder return performance element

A notional subset of our restricted stock units (March 31, 2014 — 197,657; December 31, 2013 — NIL) largely have the same features as our general restricted stock units, but have a variable payout (0% - 200%) depending upon the total shareholder return on our shares relative to an international peer group of telecommunications companies. The notional subset becomes payable in 2016 when the 33-month vesting period is completed; the vesting method is cliff vesting. The recurring estimation, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the total shareholder return performance element is determined using a Monte Carlo simulation.

(d)         Employee share purchase plan

	Three months
Periods ended March 31 (millions)	2014	2013
Employee contributions	$29	$27
Employer contributions	9	9
	$38	$36

14          employee future benefits

(a)         Defined benefit pension plans — expense (recovery)

Our defined benefit pension plan expense (recovery) was as follows:

	2014				2013
Three-month periods ended March 31 (millions)	Employee benefits expense	Financing costs	Other comp. income		Employee benefits expense	Financing costs	Other comp. income
Recognized in	(Note 7)	(Note 8)	(Note 10)	Total	(Note 7)	(Note 8)	(Note 10)	Total
Current service cost	$20	$—	$—	$20	$25	$—	$—	$25
Past service costs	1	—	—	1	—	—	—	—
Net interest; return on plan assets
Interest expense arising from accrued benefit obligations	—	93	—	93	—	82	—	82
Return, including interest income, on plan assets(1)	—	(92)	(219)	(311)	—	(69)	(225)	(294)
	—	1	(219)	(218)	—	13	(225)	(212)
Administrative fees	1	—	—	1	1	—	—	1
	$22	$1	$(219)	$(196)	$26	$13	$(225)	$(186)

(1)         The interest income on plan assets included in the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligations.

(b)         Defined contribution plans — expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months
Periods ended March 31 (millions)	2014	2013
Union pension plan and public service pension plan contributions	$8	$7
Other defined contribution pension plans	15	12
	$23	$19

notes to condensed interim consolidated financial statements	(unaudited)

15          restructuring and other like costs

(a)         Details of restructuring and other like costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Restructuring and other like costs are presented in the condensed interim consolidated statements of income and other comprehensive income as set out in the following table:

	Three months
Periods ended March 31 (millions)	2014	2013
Goods and services purchased	$—	$1
Employee benefits expense	8	10
	$8	$11

(b)         Restructuring provisions

Employee related provisions and other provisions, as presented in Note 20, include amounts in respect of restructuring activities. In 2014, restructuring activities included ongoing efficiency initiatives such as: business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

	2014			2013
Three-month periods ended March 31 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$2	$—	$2	$—	$—	$—
Involuntary	6	—	6	12	—	12
Other	—	—	—	—	1	1
Reversal
Workforce
Involuntary	—	—	—	(2)	—	(2)
	8	—	8	10	1	11
Use
Workforce
Voluntary	8	—	8	4	—	4
Involuntary	13	—	13	10	—	10
Other	—	2	2	—	3	3
	21	2	23	14	3	17
Expenses less than disbursements	(13)	(2)	(15)	(4)	(2)	(6)
Restructuring provisions
Balance, beginning of period	35	33	68	33	26	59
Balance, end of period	$22	$31	$53	$29	$24	$53

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the column with the same caption in Note 20.

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

notes to condensed interim consolidated financial statements	(unaudited)

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at January 1, 2014	$25,119	$2,713	$2	$1,144	$55	$432	$29,465
Additions	122	3	1	15	—	259	400
Additions arising from business acquisitions (Note 17(c))	5	—	—	1	—	—	6
Dispositions, retirements and other	(54)	(24)	—	(7)	—	—	(85)
Assets under construction put into service	149	16	—	19	—	(184)	—
As at March 31, 2014	$25,341	$2,708	$3	$1,172	$55	$507	$29,786
Accumulated depreciation
As at January 1, 2014	$18,478	$1,734	$2	$823	$—	$—	$21,037
Depreciation	289	31	1	25	—	—	346
Dispositions, retirements and other	(58)	(24)	—	(11)	—	—	(93)
As at March 31, 2014	$18,709	$1,741	$3	$837	$—	$—	$21,290
Net book value
As at December 31, 2013	$6,641	$979	$—	$321	$55	$432	$8,428
As at March 31, 2014	$6,632	$967	$—	$335	$55	$507	$8,496

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at March 31, 2014, was $2.8 billion (December 31, 2013 — $2.9 billion).

As at March 31, 2014, our contractual commitments for the acquisition of property, plant and equipment were $344 million over a period through to 2015 (December 31, 2013 — $197 million over a period through to 2014).

notes to condensed interim consolidated financial statements	(unaudited)

17          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at January 1, 2014	$245	$217	$3,207	$84	$189	$3,942	$5,168	$9,110	$4,101	$13,211
Additions	—	—	2	1	93	96	—	96	—	96
Additions arising from business acquisitions (c)	—	7	2	—	—	9	27	36	13	49
Dispositions, retirements and other	—	—	(113)	—	—	(113)	—	(113)	—	(113)
Assets under construction put into service	—	—	84	—	(84)	—	—	—	—	—
As at March 31, 2014	$245	$224	$3,182	$85	$198	$3,934	$5,195	$9,129	$4,114	$13,243
Accumulated amortization
As at January 1, 2014	$84	$111	$2,335	$49	$—	$2,579	$—	$2,579	$364	$2,943
Amortization	4	6	105	2	—	117	—	117	—	117
Dispositions, retirements and other	—	—	(113)	—	—	(113)	—	(113)	—	(113)
As at March 31, 2014	$88	$117	$2,327	$51	$—	$2,583	$—	$2,583	$364	$2,947
Net book value
As at December 31, 2013	$161	$106	$872	$35	$189	$1,363	$5,168	$6,531	$3,737	$10,268
As at March 31, 2014	$157	$107	$855	$34	$198	$1,351	$5,195	$6,546	$3,750	$10,296

(1)         Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at March 31, 2014, was $749 million (December 31, 2013 — $751 million).

As at March 31, 2014, our contractual commitments for the acquisition of intangible assets, excluding 700 MHz spectrum licences, were $53 million over a period through to 2018 (December 31, 2013 — $43 million over a period through to 2018).

Industry Canada’s 700 MHz spectrum auction occurred during the three-month period ended March 31, 2014. We were the successful auction participant on 30 spectrum licences for a purchase price of $1.14 billion. In accordance with the auction terms, 20% ($229 million) was remitted to Industry Canada on its due date, March 5, 2014, with the remaining balance ($914 million) being paid on its due date, April 2, 2014 (see Note 21(d)). The amount remitted in respect of the 700 MHz spectrum licences as at March 31, 2014 has been presented in the condensed interim consolidated statements of financial position as “700 MHz spectrum licences deposits” as we did not have the right to commercially use the licences as at that date. Subsequent to March 31, 2014, we reclassified the 700 MHz spectrum licences to intangible assets as Industry Canada determined, on April 2, 2014, that we qualified as a radio communications carrier and that we complied with Canadian Ownership and Control rules and may thus commercially use the licences.

notes to condensed interim consolidated financial statements	(unaudited)

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at March 31, 2014, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2014 (balance of year)	$327
2015	349
2016	208
2017	99
2018	38

(c)          Business acquisitions

During the three-month period ended March 31, 2014, we acquired 100% ownership of businesses complementary to our existing lines of business. The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic presence of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed in the individually immaterial acquisitions and the adjustments made in the three-month period ended March 31, 2014, to the fiscal 2013 Public Mobile Holdings Inc. acquisition preliminary purchase price allocations are as set out in the following table :

notes to condensed interim consolidated financial statements	(unaudited)

	2014	2013
	Various	Public Mobile Holdings Inc.
Acquisition period	Purchase price amount	Preliminary purchase price	Adjustment in	Purchase price amount
As at acquisition-date fair values (millions)	assigned(1)	assigned(2)	fiscal 2014	assigned
Assets
Current assets
Cash	$—	$21	$—	$21
Accounts receivable(3)	2	—	—	—
Other	—	10	(3)	7
	2	31	(3)	28
Non-current assets
Property, plant and equipment	1	5	5	10
Intangible assets subject to amortization(4)
Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests	7	—	—	—
Software	2	—	—	—
Other	—	2	—	2
Intangible assets with indefinite lives — spectrum licences	—	225	27	252
Deferred income taxes	—	92	(5)	87
	10	324	27	351
Total identifiable assets acquired	12	355	24	379
Liabilities
Current liabilities
Accounts payable and accrued liabilities; other	1	46	—	46
Advance billings and customer deposits	2	4	1	5
Provisions	—	51	12	63
	3	101	13	114
Non-current liabilities
Provisions	—	15	(1)	14
Other	2	—	2	2
	2	15	1	16
Total liabilities assumed	5	116	14	130
Net identifiable assets acquired	7	239	10	249
Goodwill	24	11	(11)	—
Net assets acquired	$31	$250	$(1)	$249
Acquisition effected by way of:
Cash consideration	$27	$250	$(1)	$249
Accounts payable and accrued liabilities	4	—	—	—
	$31	$250	$(1)	$249

(1)         The purchase price allocation, specifically in respect of intangible asset valuation, had not been finalized as of the date of issuance of these condensed interim consolidated financial statements. As is customary in business acquisition transactions, until the time of acquisition of control, we did not have access to the acquired businesses’ books and records. Upon having sufficient time to review the acquired businesses’ books and records, we expect to finalize our purchase price allocation.

(2)         The purchase price allocation, specifically in respect of intangible asset valuation and provision measurement, had not been finalized as of the date of issuance of the consolidated financial statements for the year ended December 31, 2013. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Public Mobile Holdings Inc.’s books and records. Upon having sufficient time to review Public Mobile Holdings Inc.’s books and records, we expect to finalize our purchase price allocation.

(3)        The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(4)         Customer contracts, customer relationships (including those related to customer contracts) and leasehold interests; software; and other are expected to be amortized over periods of six years; five years; and three years, respectively.

Pro forma disclosures

The difference between the results of operations currently presented and the pro forma operating revenues, net income and basic and diluted net income per equity share amounts reflecting the results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal year is immaterial (as are the post-acquisition operating revenues and net income for three-month period ended March 31, 2014, for the acquired businesses).

(d)         Mobilicity (Data & Audio-Visual Enterprises Holdings Inc.)

In April 2014, Mobilicity announced a proposed going-concern transaction in which we would acquire Mobilicity for $350 million. The proposed transaction would be implemented pursuant to a plan of compromise or arrangement under the Companies’ Creditors Arrangement Act (CCAA). Mobilicity has been operating under CCAA since late September of

notes to condensed interim consolidated financial statements	(unaudited)

2013 and any sale will be subject to supervision by the Court appointed Monitor (Ernst & Young Inc.). The proposed transaction is also subject to various conditions including approval by the Ontario Superior Court of Justice, the Competition Bureau, Industry Canada and Mobilicity’s debtholders. There is a risk that conditions may not be satisfied or waived and that a going concern transaction with Mobilicity will not be completed.

18          real estate joint ventures

(a)         General

In 2011 we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

In 2013 we partnered, as equals, with two arm’s-length parties (one of which is also the TELUS Garden arm’s-length partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2017, is to be built to the LEED Platinum standard.

(b)         Real estate joint ventures — summarized financial information

As at (millions)	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and temporary investments, net	$1	$2
Sales contract deposits held by arm’s-length trustee	41	46
Other	7	5
	49	53
Non-current assets
Property under development
Residential condominiums (subject to sales contracts)	78	70
Investment property	153	119
	231	189
	$280	$242
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$17	$10
Non-current liabilities
Sales contract deposits
Payable	25	19
Held by arm’s-length trustee	41	46
Construction credit facilities	128	102
Construction holdback liabilities	8	5
Other financial liabilities(1)	18	18
	220	190
Liabilities	237	200
Owners’ equity
TELUS(2)	21	20
Other partners	22	22
	43	42
	$280	$242

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured by an $18 mortgage on the residential condominium tower, are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amounts recorded by the real estate joint ventures differ from that recorded by us by the amount of the deferred gain on our real estate contributed.

During the three-month period ended March 31, 2014, the real estate joint ventures capitalized $1 million (2013 — less than $1 million) of financing costs.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Our transactions with the real estate joint ventures

	2014			2013
Three-month periods ended March 31 (millions)	Loans and receivables; other	Equity	Total	Loans and receivables; other	Equity	Total
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us	$1	$—	$1	$—	$—	$—
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	13	—	13	4	—	4
Funds we advanced or contributed, excluding construction credit facilities	—	1	1	—	—	—
Net increase	14	1	15	4	—	4
Accounts with real estate joint ventures
Balance, beginning of period	69	11	80	44	11	55
Balance, end of period	$83	$12	$95	$48	$11	$59
Accounts with real estate joint ventures
Non-current assets(1)	$83	$12	$95	$49	$11	$60
Current and non-current liabilities	—	—	—	(1)	—	(1)
	$83	$12	$95	$48	$11	$59

(1)         Non-current loans and receivables are included in our consolidated statements of financial position as Other long-term assets (see Note 25(a)).

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. As at March 31, 2014, the real estate joint venture’s construction-related contractual commitments were approximately $134 million through to 2015 (December 31, 2013 — $146 million through to 2015).

The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of a mixed-use tower. As at March 31, 2014, the real estate joint venture’s construction-related contractual commitments were approximately $6 million through to 2017 (December 31, 2013 — $8 million through to 2017).

Construction credit facilities — TELUS Garden

The real estate joint venture has credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide $388 million (December 31, 2013 — $413 million) of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at (millions)	Note	March 31, 2014	December 31, 2013
Construction credit facilities commitment — TELUS Corporation
Undrawn	4(b)	$130	$156
Advances	25(a)	64	51
		194	207
Construction credit facilities commitment — other		194	206
		$388	$413

Other — TELUS Garden

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at March 31, 2014, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

notes to condensed interim consolidated financial statements	(unaudited)

19          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 24(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2013 — $500 million). This revolving-period securitization agreement’s current term ends December 31, 2016 (December 31, 2013 — August 1, 2014) and requires minimum cash proceeds from monthly sales of interests in certain trade receivables of $100 million (December 31, 2013 — $400 million). TELUS Communications Inc. is required to maintain at least a BB (December 31, 2013 — BBB (low)) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at March 31, 2014, we had transferred, but continued to recognize, trade receivables of $116 million (December 31, 2013 — $458 million). Short-term borrowings of $100 million (December 31, 2013 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

20          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at January 1, 2014	$155	$49	$125	$329
Additions(1)	—	8	25	33
Use	—	(35)	(13)	(48)
Reversal(1)	(8)	—	—	(8)
Interest effect(2)	2	—	—	2
As at March 31, 2014	$149	$22	$137	$308
Current	$8	$22	$55	$85
Non-current	141	—	82	223
As at March 31, 2014	$149	$22	$137	$308

(1)         Other additions include $19 and asset retirement obligation reversal includes $8 arising from adjustments made to the preliminary purchase price allocation of a business, as disclosed in Note 17(c).

(2)         The difference, if any, between the interest effect in this table and the amount disclosed in Note 8 is in respect of any change in the discount rate applicable to the provision, such difference being included in the cost of the associated asset(s).

Asset retirement obligation

We recognize liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15) and business acquisition-related severance. The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes: legal disputes; non-employee related restructuring activities (as discussed further in Note 15); and written put options, contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 23(b), we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we have established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have provided for contingent consideration, written put options in respect of non-controlling interests, contract termination costs and onerous contracts acquired. Cash outflows for the

notes to condensed interim consolidated financial statements	(unaudited)

written put options are not expected to occur prior to their initial exercisability in December 2015. The majority of cash outflows in respect of contract termination costs and onerous contracts acquired are expected to occur in 2014.

21          long-term debt

(a)         Details of long-term debt

As at ($ in millions) Series	Rate of interest		Maturity	March 31, 2014	December 31, 2013
TELUS Corporation Notes
CD	4.95	%(1)	March 2017	$695	$695
CE	5.95	%(1)	April 2015	500	499
CG	5.05	%(1)	December 2019	993	993
CH	5.05	%(1)	July 2020	995	995
CI	3.65	%(1)	May 2016	597	597
CJ	3.35	%(1)	March 2023	497	497
CK	3.35	%(1)	April 2024	1,088	1,088
CL	4.40	%(1)	April 2043	595	595
CM	3.60	%(1)	January 2021	397	397
CN	5.15	%(1)	November 2043	395	395
				6,752	6,751
TELUS Corporation Commercial Paper	1.16%		Through June 2014	626	—
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	125
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				742	742
Long-term debt				$8,120	$7,493
Current				$626	$—
Non-current				7,494	7,493
Long-term debt				$8,120	$7,493

(1)         Interest is payable semi-annually.

(b)         TELUS Corporation Notes

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness, enter into sale-leaseback transactions and incur new indebtedness.

notes to condensed interim consolidated financial statements	(unaudited)

				Principal face amount			Redemption present value spread
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date		Basis points	Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million		24(1)	n/a
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million		66(1)	n/a
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion		45.5(1)	n/a
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion		47(1)	n/a
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million		29.5(1)	n/a
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million		40(3)	Dec. 15, 2022
3.35% Notes, Series CK(2)	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion		36(3)	Jan. 2, 2024
4.40% Notes, Series CL(2)	April 2013	April 2043	$997.68	$600 million	$600 million		47(3)	Oct. 1, 2042
3.60% Notes, Series CM(2)	November 2013	January 2021	$997.15	$400 million	$400 million		35(1)	n/a
5.15% Notes, Series CN(2)	November 2013	November 2043	$995.00	$400 million	$400 million		50(3)	May 26, 2043
3.20% Notes, Series CO(2)	April 2014(4)	April 2021	$997.39	$500 million	$500 million	(4)	30(3)	Mar. 5, 2021
4.85% Notes, Series CP(2)	April 2014(4)	April 2044	$998.74	$500 million	$500 million	(4)	46(3)	Oct. 5, 2043

(1)          The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)          This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)          At any time prior to the respective dates set out in the table, the Notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective dates set out in the table, the Notes are redeemable at our option, in whole, but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

(4)          Issued subsequent to the statement of financial position date and prior to the issuance of these condensed interim consolidated financial statements.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.0 billion syndicated credit facility (see (d)), enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

As at March 31, 2014, TELUS Corporation had an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstop of commercial paper. Subsequent to March 31, 2014, the credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019.

Subsequent to funding the purchase of the 700 MHz spectrum licences on April 2, 2014, through indebtedness of $914 million drawn on the credit facility (see Note 17(a)), we issued Series CO and Series CP Notes to fund the repayment of the credit facility and for general corporate purposes (see (b)).

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 and we may not permit our operating cash flow to interest expense ratio to be less than 2.00:1.00, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2014	December 31, 2013
Net available	$1,374	$2,000
Backstop of commercial paper	626	—
Gross available	$2,000	$2,000

We have committed letter of credit facilities of $104 million expiring mid/late-2014 (December 31, 2013 — $114 million expiring mid-2014), of which $104 million was utilized at March 31, 2014 (December 31, 2013 —

notes to condensed interim consolidated financial statements	(unaudited)

$114 million); such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our bank credit facility. We also had $25 million of letters of credit outstanding as at March 31, 2014 (December 31, 2013 — $1 million), issued under various uncommitted facilities. In addition we had arranged incremental letters of credit of $404 million that allowed us to participate in Industry Canada’s 700 MHz auction held in 2014, as discussed further in Note 17(a); concurrent with funding the purchase of the 700 MHz spectrum licences on April 2, 2014, these incremental letters of credit were extinguished.

(e)          Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at March 31, 2014, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2014 (balance of year)	$626
2015	625
2016	600
2017	700
2018	—
Thereafter	5,624
Future cash outflows in respect of long-term debt principal repayments	8,175
Future cash outflows in respect of associated interest and like carrying costs(1)	3,451
Undiscounted contractual maturities (Note 4(b))	$11,626

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at March 31, 2014.

22          equity share capital

(a)         General

Our authorized share capital is as follows:

As at	March 31, 2014	December 31, 2013
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at March 31, 2014, approximately 49 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase our shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the three-month period ended March 31, 2014, we purchased for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, approximately 4 million of our Common Shares pursuant to a normal course issuer bid which runs until December 31, 2014, for up to 16 million Common Shares (up to a maximum amount of $500 million). The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings.  We cease to consider shares outstanding on the date of our purchase of the shares, although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at such times when we would not be permitted to trade in our own shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

notes to condensed interim consolidated financial statements	(unaudited)

In respect of our 2014 normal course issuer bid, during the month ended April 30, 2014, 1,071,500 of our Common Shares were purchased by way of the automatic share purchase plan at a cost of $41 million.

23          commitments and contingent liabilities

(a)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 18 for details regarding our guarantees to the TELUS Garden real estate joint venture.

As at March 31, 2014, we had no liability recorded in respect of indemnification obligations.

(b)         Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

Certified class actions

Certified class actions against us include a 2004 class action brought in Saskatchewan, against a number of past and present wireless service providers including us and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services. The 2004 claim alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this decision have now been exhausted.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made considering the continued uncertainty about the cause of action.

Uncertified class actions

Uncertified class actions against us include:

•                  Two 2005 class actions brought against us in B.C. and Alberta respectively, alleging that we have engaged in deceptive trade practices in charging incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient;

notes to condensed interim consolidated financial statements	(unaudited)

•                  A 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges. A virtually identical class action was filed in Alberta at the same time;

•                  A 2008 class action brought in Ontario alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute;

•                  A 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects;

•                  A 2014 class action brought in Quebec against us on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene  our statutory and common law obligations;

•                  A number of class actions alleging various causes of action against Canadian telecommunications carriers in connection with the collection of system access fees, including:

•                  Companion class actions to the certified 2004 Saskatchewan class action, filed in eight of the nine other Canadian provinces. None of these class actions has proceeded since 2004;

•                  A second class action filed in 2009 in Saskatchewan by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action, following the enactment of opt-out class action legislation in that province. This claim makes substantially the same allegations as the certified 2004 Saskatchewan class action, and was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s separate applications to appeal and lift the stay were denied in 2013;

•                  A class action filed in 2011 in B.C., alleging misrepresentation and unjust enrichment. In late 2013, plaintiff’s counsel agreed to stay the unjust enrichment claim; and

•                  A class action filed in 2013 in Alberta by plaintiff’s counsel acting in the certified 2004 Saskatchewan class action.

We believe that we have good defences to these actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made considering the continued uncertainty about the causes of action.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. We are assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

24          related party transactions

(a)         Investments in significant controlled entities

		March 31, 2014	December 31, 2013
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada
Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors (including our Executive Chair) and our Executive Leadership Team.

notes to condensed interim consolidated financial statements	(unaudited)

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months
Periods ended March 31 (millions)	2014	2013
Short-term benefits	$2	$2
Post-employment pension(1) and other benefits	1	1
Share-based compensation(2)	7	7
	$10	$10

(1)         Our Executive Chair and our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the three-month period ended March 31, 2014, share-based compensation is net of $2 (2013 — $1) of the effects of derivatives used to manage share-based compensation costs (Note 13(c)). For the three-month period ended March 31, 2014, $3 (2013 — $3) is included in share-based compensation representing restricted stock unit and deferred share unit expense arising from changes in the fair market value of the corresponding shares, which is not affected by derivatives used to manage share-based compensation costs.

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2014 and 2013. In respect of our key management personnel, for the three-month period ended March 31, 2014, the total fair value, at date of grant, of restricted stock units awarded was $22 million (2013 — $18 million); no share options were awarded to our key management personnel in fiscal 2014 or 2013. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2014 and 2013 awards are included in the amounts in the table above.

During the three-month period ended March 31, 2014, key management personnel (including retirees) exercised 36,700 share options (2013 — 924,102 share options) which had an intrinsic value of less than $1 million (2013 — $16 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $36.49 (2013 — $34.63).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	March 31, 2014	December 31, 2013
Restricted stock units	$26	$20
Deferred share units(1)	32	31
	$58	$51

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, equity shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our equity shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month period ended March 31, 2014, $2 (2013 — $NIL) was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: 18 - 24 months of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus. The Executive Chair’s employment agreement also provides for severance payments if his employment is terminated without cause. In the event of a change in control (as defined), the Executive Leadership Team members and the Executive Chair are not entitled to treatment any different than that given to our other employees with respect to unvested share-based compensation.

(c)          Transactions with defined benefit pension plans

During the three-month period ended March 31, 2014, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2013 — $1 million).

(d)         Transactions with real estate joint ventures

During the three-month periods ended March 31, 2014 and 2013, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18.

notes to condensed interim consolidated financial statements	(unaudited)

25          additional financial information

(a)         Statements of financial position

As at (millions)	Note	March 31, 2014	December 31, 2013
Accounts receivable
Customer accounts receivable	4(a)	$1,190	$1,212
Accrued receivables — customer		116	123
Allowance for doubtful accounts	4(a)	(41)	(40)
		1,265	1,295
Accrued receivables — other		161	166
		$1,426	$1,461
Inventories(1)
Wireless handsets, parts and accessories		$260	$286
Other		40	40
		$300	$326
Other long-term assets
Pension assets		$531	$325
Construction credit facilities advances	18(d)	64	51
Advance to real estate joint venture secured by mortgage on the residential condominium tower	18(b)	18	18
Investments		43	48
Other		107	88
		$763	$530
Accounts payable and accrued liabilities
Accrued liabilities		$761	$759
Payroll and other employee related liabilities		263	367
Restricted stock units liability		41	8
		1,065	1,134
Trade accounts payable		379	458
Interest payable		116	82
Other		74	61
		$1,634	$1,735
Advance billings and customer deposits
Advance billings		$669	$661
Regulatory deferral accounts		25	25
Deferred customer activation and connection fees		22	23
Customer deposits		29	20
		$745	$729
Other long-term liabilities
Pension and other post-retirement liabilities		$343	$362
Other		128	122
Restricted stock units and deferred share units liabilities		74	87
		545	571
Regulatory deferral accounts		27	33
Deferred customer activation and connection fees		43	44
Deferred gain on sale-leaseback of buildings		1	1
		$616	$649

(1)         Cost of goods sold for the three-month periods ended March 31, 2014 was $344 (2013 — $325).

(b)         Statements of cash flow

		Three months
Periods ended March 31 (millions)	Note	2014	2013
Net change in non-cash operating working capital
Accounts receivable		$37	$36
Inventories		23	49
Prepaid expenses		(101)	(78)
Accounts payable and accrued liabilities		(85)	(70)
Income and other taxes receivable and payable, net		(108)	(10)
Advance billings and customer deposits		13	17
Provisions		(27)	(6)
		$(248)	$(62)

notes to condensed interim consolidated financial statements	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2014	2013
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(400)	$(378)
Intangible assets	17	(96)	(89)
		(496)	(467)
Non-cash items included above
Change in associated non-cash investing working capital		(52)	(35)
		$(548)	$(502)
Cash payments for acquisitions and related investments
Acquisitions and related investments	17(c)	$(30)	$(29)
Change in associated non-cash investing working capital and non-current provisions		(7)	3
		$(37)	$(26)
Dividends paid to holders of equity shares	12
Current period dividends
Declared		$(224)	$(209)
Of which was payable at end of period		224	209
		—	—
Dividends declared in a previous fiscal period, payable in current fiscal period		(222)	(208)
		$(222)	$(208)
Purchase of Common Shares for cancellation
Normal course issuer bid purchase of Common Shares		$(161)	$—
Change in associated non-cash financing working capital		2	—
		$(159)	$—